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centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

15 July, 2005




05009909

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA


RECEIVED
JUL 22 2005
198
PROCESSING
SECTION
WASH. D.C.

SUPPL

Dear Sir / Madam

Centrica plc
North Sea Exploration Licence, Canvey LNG Project

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

B

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

July 15, 2005

Centrica to participate in North Sea exploration licence

Centrica plc today announced it has reached an agreement with Wham Energy Limited ("Wham") and Endeavour Energy Limited ("Endeavour") which will result in a 40 per cent equity ownership of licence P1132 in the Southern North Sea, including participating in an exploration well to be drilled in the third quarter of 2005. This licence covers blocks 42/12 and 42/22 which Centrica is farming into.

Under the agreement, Wham has agreed to farm out half of its 40 per cent equity in these licence blocks to Centrica, in consideration of Centrica drilling an exploration well in the third quarter. Similarly, Centrica will acquire 20 per cent equity from Endeavour. Subject to all agreed drilling conditions being met, Centrica would hold 40 per cent equity in the licence. The expected cost to Centrica would be approximately £5.5 million.

The agreement is Centrica's first investment in an exploration prospect outside of its own existing equity infrastructure. Within its future gas sourcing strategy it intends to consider a limited number of targeted future exploration opportunities, largely through partnership activities close to current producing fields, alongside equity investments, contractual agreements and traded market purchases.

Sir Roy Gardner, Chief Executive of Centrica, said: "This agreement is one of a limited number of exploration wells that Centrica expects to consider in the future, as we focus on a range of opportunities to add reserves to our portfolio.

"The current high wholesale price of gas makes increased exploration activity an attractive option. Our intention is to work alongside partners and consider prospects close to producing assets within the UK, Norwegian or Dutch sectors."

Note to editors:

1/ Following conclusion of the exploration well, the equity share in the P1132 licence would be:

Centrica	40%
Endeavour	22.5%
Wham	20%
Antrim	17.5%

Enquiries:
Centrica Investor Relations 01753 494900
Centrica Media Relations 01753 494085

July 15, 2005

Centrica selected as a partner in Canvey LNG project

Centrica plc today announced it has become a partner in the Canvey LNG project, which proposes to convert an existing liquefied petroleum gas (LPG) terminal at Canvey Island, Essex, into a liquefied natural gas (LNG) receiving facility. Subject to planning consent and a decision to construct, Centrica would hold 20 per cent equity in the facility, together with capacity rights enabling it to deliver LNG to British Gas customers from a range of international sources.

The Canvey LNG project, led by Calor Gas and including LNG Japan as a partner, commenced in December 2004, with a feasibility study to develop a 5.4 billion cubic metre (bcm) strategic LNG import and regasification facility at the existing Calor LPG terminal, which would be capable of meeting 5 per cent of the UK's annual gas demand. Following the study, Centrica has been selected as a partner, with a full scale planning application and project plan now in development.

As a 'brownfield' project, an operational facility at Canvey would see significant cost savings compared to a greenfield site. Centrica's share of pre development costs would be in the region of £1 million.

Canvey delivered Britain's first ever LNG supplies in 1964 and during its operational lifetime received over 900 LNG cargoes. The proposal to convert the site includes construction of two LNG storage tanks, reinforcement of the existing jetty and a new connection to the National Transmission System. Subject to planning approval, a decision to progress to construction is expected by the end of 2006, with completion around the end of the decade.

The project is one of a small number of proposed or planned regasification projects within the UK. Centrica's participation is part of its strategy to have an interest in key stages of the gas chain. It intends to procure future supplies for its British Gas customers from a range of international sources, including LNG through contracts and investments in equity projects. In March, Centrica signed a 20 year agreement to acquire regasification capacity at the new Isle of Grain terminal in Kent, providing access to a potential annual volume of 3.4 bcm of LNG from late 2008. A landmark 15 year deal signed in August 2004 with Petronas is expected to provide an annual 3 bcm to British Gas commencing between 2007-2008.

Sir Roy Gardner, Chief Executive of Centrica, said: "Participation in the Canvey project underlines our commitment to invest at key stages of the energy chain to secure future supplies for our British Gas customers.

"This agreement gives Centrica the opportunity to participate in one of the few planned or proposed regasification projects in the UK. In line with our strategy of sourcing supplies from a range of international areas, an operational project at Canvey would provide a gateway to import gas into the UK, as well as the opportunity to deliver value from overseas equity projects."

Notes to editors:

1/ LNG Japan is a joint venture between Sumitomo Corporation and Sojitz Corporation.

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085